Rule 424(b)(3)
                                          Registration Statement No.333-71361
                                          Cusip # 12560 PBK6

PRICING SUPPLEMENT NO. 7,

Dated  September 10, 1999 to
Prospectus,  dated February 11, 1999 and
ProspectusSupplement, dated March 31, 1999.

                              THE CIT GROUP, INC.
                        MEDIUM-TERM FLOATING RATE NOTES
                  DUE NINE MONTHS OR MORE FROM DATE OF ISSUE


(X) Senior Note         (   ) Senior Subordinated Note

Principal Amount:  U.S. $500,000,000.

Proceeds to Corporation:  100% or $500,000,000.

Underwriting Commission:  0%.

Issue Price:  Variable Price Reoffer, Intially at Par.

Specified Currency:  U.S. Dollars.

Original Issue Date:  September 15, 1999.

Maturity Date:  September 15, 2000.

Interest Rate Basis:  Prime Rate.

Spread:  -270 basis points.

Initial Interest Rate:    The Prime Rate determined one Business Day prior to
the Original Issue Date minus 270 basis points.

The Notes are offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about September 15, 1999.

                                 LEHMAN BROTHERS
                              SALOMON SMITH BARNEY

Form:  Global Note.

Interest Reset Date:  Each Business Day to but excluding the Maturity Date.

Rate Cut-Off Date: Two Business Days prior to each Interest Payment Date. The interest rate for each day following the Rate Cut-Off Date to but excluding the Interest Payment Date will be the rate prevailing on the Rate Cut-Off Date.

Accrual of Interest:  Accrued  interest  will be computed by adding the Interest
      Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Interest  Payment  Dates:  Quarterly  on  December  15,  March  15,  June 15 and
      September 15, commencing December 15, 1999, provided that if any Interest Payment Date (other than the Maturity Date) would otherwise fall on a day that is not a Business Day, then the Interest Payment Date will be the first following day that is a Business Day. If the Maturity Date would otherwise fall on a day that is not a Business Day, then principal and interest on the Note will be paid on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

      Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

Calculation Date:  The earlier of (i) the fifth Business Day after each Interest
      Determination Date or (ii) the Business Day immediately preceding the applicable Interest Payment Date.

Interest Determination Date: One Business Day prior to each Interest Reset Date.

Minimum Interest Rate:  0.0%.

Calculation Agent:  The CIT Group, Inc. (the "Corporation")

Trustee, Registrar, Authenticating and Paying Agent:
      The First National Bank of Chicago, now known as Bank One Trust Company, N.A., under Indenture dated as of September 24, 1998 between the Trustee and the Corporation.

                                 UNDERWRITING

Lehman Brothers Inc. and Salomon Smith Barney Inc. (the "Underwriters") are acting as principals in this transaction.

Subject to the terms and conditions set forth in a Term Sheet and Agreement dated September 10, 1999 (the "Terms Agreement"), between the Corporation and the Underwriters, incorporating the terms of a Selling Agency Agreement dated May 15, 1996 and amended as of March 31, 1999, among the Corporation and Lehman Brothers, Lehman Brothers Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. (formerly known as Salomon Brothers Inc), and Warburg Dillon Read LLC (formerly known as UBS Securities LLC), (and Chase Securities Inc. pursuant to the First Amendment to the Selling Agency Agreement dated March 31, 1999), the Corporation has agreed to sell to the Underwriters, and the Underwriters have each severally agreed to purchase the principal amount of the Notes set forth below opposite their names.

      Underwriter                                       Principal Amount

      Lehman Brothers Inc.                                  $250,000,000
      Salomon Smith Barney Inc.                             $250,000,000

      Total                                                 $500,000,000

Under the terms and conditions of the Terms Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

The Underwriters have advised the Corporation that they propose to offer the Notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriters may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and/or the purchasers of the Notes for whom they may act as agent. In connection with the sale of the Notes, the Underwriters may be deemed to have received compensation from the Corporation in the form of underwriting discounts, and the Underwriters may also receive commissions from the purchasers of the Notes for whom they may act as agent. The Underwriters and any dealers that participate with the Underwriters in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

      The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

      The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.